

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2023

Stanley Chan
Chief Financial Officer
Scientific Energy, Inc.
Room K, 9F, Golden Dragon Centre
105 Xian Xinghai Great Road
Macau

> **Re: Scientific Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 000-50559**

Dear Stanley Chan:

We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 37

1. We note your statement that you are not owned or controlled by governmental entities in mainland China or Hong Kong in connection with your required submission under paragraph (a). Please supplementally describe the materials that were reviewed to support your statement and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 or Christopher Dunham at 202-551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: William G. Hu, Esq.